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EXHIBIT 12

                         ADVANTA CORP. AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)

                                                THREE MONTHS ENDED
                                                     MARCH 31,
                                                     ---------
                                          1999                   1998(A)
                                          ----                   -------
Net earnings                              $ 6,773               $ 418,787
Federal and state income taxes              4,193                 (21,459)
                                         --------              ----------
Earnings before income taxes               10,966                 397,328
Fixed charges:
  Interest                                 43,277                  67,544
  One-third of all rentals                    779                     835
  Preferred stock dividend of
    subsidiary trust                        2,248                   2,248
                                         --------                --------
  Total fixed charges                      46,304                  70,627
                                         --------                --------
Earnings before income taxes
  and fixed charges                       $57,270                $467,955
Ratio of earnings to fixed
  charges (B)                                1.24x                   6.63x

(A) Earnings before income taxes in 1998 include a $541.3 million gain on the transfer of consumer credit card business and $125.1 million of other charges including severance and outplacement costs associated with workforce reduction, option exercise and other employee costs associated with the Fleet Transaction/Tender Offer; expense associated with exited business/product; and asset impairment.

(B) For purposes of computing these ratios, "earnings" represent income before income taxes plus fixed charges. "Fixed charges" consist of interest expense, one-third (the proportion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.


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